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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signator Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 Clarendon Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan O'Beirne 617 572-7205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Declan O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signator Investors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

VERONICA M. COMPO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 17, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT AS OF

DECEMBER 31, 2009
(Date)

SIGNATOR INVESTORS, INC.
(Name of respondent)

197 Clarendon Street, Boston, Massachusetts 02116
(Address of principal executive office)

Christopher Maryanopolis
President & Chief Operating Officer
Signator Investors, Inc.
197 Clarendon Street, 8th Floor
Boston, Massachusetts 02116

(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

Signator Investors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Signator Investors, Inc.

We have audited the accompanying statement of financial condition of Signator Investors, Inc., (the Company) as of December 31, 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2010

Signator Investors, Inc.

Statement of Financial Condition

December 31, 2009
(In thousands except share amounts)

Assets	
Cash and cash equivalents	$ 9,632
Commissions, 12b-1, and advisory fees receivable	5,216
Receivable from broker-dealers and clearing firm	50
Accounts receivable	366
Due from affiliated companies	610
Investments	32
Office equipment, net	24
Prepaid expenses and other current assets	274
Deferred taxes, net	160
Total assets	$16,364
Liabilities and shareholder's equity	
Accounts payable and accrued expenses	$ 868
Commissions payable	5,739
Accrued compensation	993
Due to affiliated companies	1,643
Accrued pension cost	406
Total liabilities	9,649
Shareholder's equity:	
Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares	1
Additional paid-in capital	9,313
Accumulated deficit	(2,599)
Total shareholder's equity	6,715
Total liabilities and shareholder's equity	$16,364

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Income

Year Ended December 31, 2009
(In thousands)

Revenues	
Selling commissions	$ 84,730
Rule 12b-1 service fees	16,900
Investment advisory service fees	20,100
Dividends, interest and other	4,041
	125,771
Expenses	
Selling commissions paid to representatives	81,992
Rule 12b-1 service fees paid to representatives	12,334
Investment advisory service fees paid to representatives	18,010
Parent company service fees	1,089
Legal expenses	1,923
Other selling, general, and administrative expenses	13,846
	129,194
Loss before income tax benefit	(3,423)
Income tax benefit	1,677
Net loss	$ (1,746)

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2009
(In thousands)

	Common Stock	**Additional Paid-In Capital**	**Accumulated Deficit**	**Total Shareholder's Equity**
Balance at January 1, 2009	$1	$12,272	$ (853)	$11,420
Capital contribution	–	41	–	41
Return of capital		(3,000)		(3,000)
Net loss	–	–	(1,746)	(1,746)
Balance at December 31, 2009	$1	$ 9,313	$(2,599)	$ 6,715

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Cash Flows

Year Ended December 31, 2009
(In thousands)

Operating activities	
Net loss	$(1,746)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation and amortization	11
Change in operating assets and liabilities:	
Commissions, 12b-1, and advisory fees receivable	(482)
Accounts receivable	(248)
Due to/from affiliated companies	221
Prepaid expenses and other current assets	(58)
Deferred income taxes, net	44
Accounts payable, accrued expenses, and accrued compensation	(48)
Commissions and distribution expenses payable	(366)
Accrued pension cost	20
Net cash used in operating activities	(2,652)
Investing activity	
Purchases of investments	(9)
Net cash used in investing activities	(9)
Financing activities	
Capital contribution from parent company	41
Return of capital to parent company	(3,000)
Net cash used in financing activities	(2,959)
Decrease in cash and cash equivalents	(5,620)
Cash and cash equivalents at beginning of year	15,252
Cash and cash equivalents at end of year	$ 9,632

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Notes to Financial Statements

December 31, 2009

1. Organization and Description of Business

Signator Investors, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act), a member of the Financial Industry Regulatory Authority (FINRA), and a registered investment adviser under the Investment Advisers Act of 1940. The Company was incorporated in the state of Delaware on May 7, 1968 and is a wholly owned subsidiary of John Hancock Financial Network (JHFN), which is a wholly owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is, in turn, a wholly owned subsidiary of John Hancock Financial Services, Inc. (John Hancock) , which is, in turn, a wholly owned subsidiary of Manufacturers Investment Corporation (MIC), which is, in turn, a wholly owned subsidiary of Manulife Financial Corporation (MFC).

On December 31, 2009, John Hancock Life Insurance Company (JHLICO), formerly the parent company of John Hancock Subsidiaries, LLC, and John Hancock Variable Life Insurance Company (JHVLICO) merged with and into John Hancock Life Insurance Company (U.S.A.) (JHUSA.) As a result of the merger, JHLICO and JHVLICO ceased to exist and the companies' property and obligations became the property and obligations of JHUSA.

The Company is the retail broker-dealer for John Hancock's distribution network of independent firms. The Company offers a full range of variable insurance products, fee-based investment advisory services, and general securities through its registered representatives. A significant portion of the Company's revenue is derived from the sales of financial products of Manulife, John Hancock, and their respective affiliates.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses, and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Value of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt investments with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Investments included in cash and cash equivalents are recorded at net asset value. At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Investments

As of December 31, 2009, the Company owned $32,099 in Proprietary investments. These investments are held at the Company's clearing firm, National Financial Services LLC. These investments, consisting of registered products, are considered available-for-trading, and are being carried at fair market value.

Office Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with FASB Accounting Standard Codification 740-10, *Accounting for Income Taxes* (ASC 740.)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Selling commissions are recorded on trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Investment advisory service fees received in advance are deferred and amortized as earned over the term of the advisory period. Investment advisory service fees received in arrears are recorded as earned over the term of the advisory period. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

Fair Value Measurements

FASB Accounting Standard Codification 820, *Fair Value Measurements* (ASC 820-10) established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2009 in valuing the Company's investments, the majority of which are included in cash and cash equivalents.

Valuation Inputs	Cash Equivalents *(In thousands)*	Investment in Securities *(In thousands)*	Total *(In thousands)*
Level 1	$9,481	$32	$9,513
Level 2	–	–	–
Level 3	–	–	–
Total	$9,841	$32	$9,513

3. Related-Party Matters

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by John Hancock and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

Distribution Agreements

As a retail broker-dealer, the Company has a Soliciting Dealer Agreement (the Soliciting Agreement) with John Hancock Funds, LLC (Funds, LLC), an affiliate and the underwriter and/or distributor for registered investment companies (the Funds) managed by John Hancock Advisers, LLC (Advisers), an indirect wholly owned subsidiary of John Hancock. Under the Soliciting Agreement, the Company serves as a broker-dealer for the Funds and provides a retail dealer network using agents of Signator Insurance Agency (SIA) to sell shares of the Funds. The Company received a marketing reimbursement fee from Funds, LLC which totaled $198,000 for the year ended December 31, 2009 which is included in "Other selling, general, and administrative expenses" on the Statement of Income.

The Company has a Distribution Plan Service Agreement (the DPS Agreement) with Funds, LLC under which the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions from Funds, LLC that totaled approximately $2,424,000 for the year ended December 31, 2009. Additionally, the Company received Rule 12b-1 service fees from Funds, LLC that totaled approximately $3,875,000 for the year ended December 31, 2009.

The Company distributes annuity products issued by JHUSA, and John Hancock New York (JHNY). The Company does not hold funds or securities or owe money or securities to customers related to these annuity products. Included in selling commission revenue and expense for the year ended December 31, 2009 is $47,215,000 related to the distribution of John Hancock annuities.

John Hancock Financial Network

The Company has an agreement with John Hancock Financial Network in order to compensate Signator Insurance Agency (SIA) for their efforts in supporting Signator Investors, Inc.'s (SII) operations. The Company paid JHUSA/SIA approximately $2,616,000 for the year ended December 31, 2009. Under the agreement, the Company is also reimbursed for certain expenses paid on behalf of other John Hancock entities that totaled approximately $513,000 for the year ended December 31, 2009.

3. Related-Party Matters (continued)

Due From/To Affiliated Companies

Due from affiliated companies reported on the statement of financial condition includes $369,000 of combined commissions and Rule 12b-1 service fee revenue due from Funds, LLC, and amounts due from JHUSA. Due from affiliated companies at December 31, 2009 also includes other commission amounts related to group annuities and 529 plans due from JHUSA, Funds, LLC, Manulife, and Subsidiaries.

Other Related-Party Matters

The Company leases office space from John Hancock U.S.A. as a tenant-at-will based on the percentage of floor space occupied by the Company. Rent expense amounted to $781,000 for the year ended December 31, 2009.

The Company pays a parent company service fee to Manulife and John Hancock for certain Company expenses paid by those entities on behalf of the Company. The Company also pays John Hancock for certain insurance coverage.

In order for the Company to obtain its fidelity blanket bond, Subsidiaries entered into an indemnification agreement with the Company's insurance carrier. This agreement covers certain amounts in excess of the stated policy deductible.

As more fully described in Note 7, the Company participates in a defined benefit pension plan, a non-qualified pension plan, and a defined benefit post-retirement plan sponsored by John Hancock. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by John Hancock.

Certain directors and officers of the Company are officers, directors, and/or trustees of Advisers, Funds, LLC, MFC Global Investment Management (U.S.) LLC, Subsidiaries, JHUSA, The Berkeley Group, the Funds, and/or officers of John Hancock and Manulife. Advisers and MFC Global Investment Management (U.S.) LLC are subsidiaries of The Berkeley Group, and all are indirect wholly owned subsidiaries of John Hancock.

4. Office and Equipment

Office equipment is comprised of the following as of December 31:

	2009
	(In thousands)
Office equipment and computer software	$ 1,098
Furniture and fixtures	531
Leasehold improvements	54
	1,683
Less accumulated depreciation and amortization	(1,659)
	$ 24

Depreciation and amortization expense for the year ended December 31, 2009 amounted to $11,000.

5. Income Taxes

The reconciliation of the income tax benefit attributable to operations was computed at the U.S. Federal statutory tax rates to the income tax benefit recorded on the statement of income is as follows:

	2009
	(In thousands)
Tax at U.S. statutory rates	$1,198
State income taxes, net of Federal tax benefit	233
Nondeductible expenses, including meals and entertainment	(2)
True up of prior years taxes to tax provision	248
	$1,677

5. Income Taxes (continued)

Significant components of income tax benefit are as follows:

	2009 (In thousands)
Current:	
Federal	$1,354
State	367
Total current	1,721
Deferred:	
Federal	(35)
State	(9)
Total deferred	(44)
	$1,677

The Company received from Subsidiaries approximately $1,249,000 in Federal tax benefits for 2009. The Company received approximately $125,000 in State tax benefits from Subsidiaries for 2009.

Significant components of the Company's recognized gross deferred tax liabilities and assets as of December 31 are as follows:

	2009 (In thousands)
Deferred tax assets:	
Pension obligation	$ 165
Total deferred tax assets	165
Deferred tax liabilities:	
Tax over book depreciation	(5)
Total deferred tax liabilities	(5)
Net deferred tax assets:	$ 160

As a result of the implementation of FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes,* the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits.

5. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31 is as follows:

	2009 *(In thousands)*
Balance as of January 1, 2009	$ 405
Release of obligation attributable to closed audit years	(405)
Balance as of December 31, 2009	$ –

The Company and its common parent are currently under audit by the Internal Revenue Service (IRS) and various other tax authorities. Earlier this year the Company's common parent reached an agreement with IRS appeals on the settlement of all relevant issues for tax years 1994-2003. While these tax years are not closed, the Company believes that all relevant tax issues are effectively settled. The audit for tax years 2004 and 2005 has been completed and the Revenue Agent Report was issued on July 10, 2009. The common parent company of the group filed a protest on October 9, 2009. The IRS rebuttal to the 2004-2005 protest was received on November 19, 2009. Management believes that all tax issues relevant to the Company are effectively settled. As such, management believes it is appropriate to reverse the liability and recognize a benefit this year.

The 2006-2007 common parent company tax audit has commenced. The opening conference was held on November 24, 2009.

6. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital, as defined, of $5,128,000. The minimum net capital requirement at December 31, 2009 was $250,000.

7. Employee Benefit Plans

All full-time employees of the Company may participate in the benefits program sponsored by John Hancock. The Company is charged 18.25% of eligible salaries which covers numerous payroll and benefit related expenses. The aforementioned expense charge is standard throughout the John Hancock complex and covers the following: payroll taxes, group life insurance, long-term disability, AD&D, non-qualified deferred compensation, Global Share Ownership Program (GSOP), and 401(k) matching contributions. In 2009, the benefit program charge to the Company was $641,123 which is included in other selling, general and administrative expenses in the Statement of Income.

All full time employees of the Company participate in either a defined benefit pension plan (the Plan), or a defined contribution plan sponsored by John Hancock. On January 1, 2002, the Plan was converted to a cash balance plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in John Hancock's non-qualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by Federal tax law and the Plan sponsored by John Hancock. For the year ended December 31, 2009, John Hancock allocated $20,000 of pension expense to the Company for the Non-Qualified Plan. Accrued costs related to the Non-Qualified Plan of $406,000 at December 31, 2009, are included in accrued pension cost on the statement of financial condition. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock that provides medical, dental, and life insurance benefits to employees with more than 15 years of service. The Post-Retirement Plan is unfunded. For the year ended December 31, 2009, John Hancock allocated no post-retirement expense to the Company for the Post-Retirement Plan. No accrued post-retirement benefit costs at December 31, 2009 are included in the statement of financial condition; rather, such costs are being reported by John Hancock. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of John Hancock. The Company may make a discretionary matching contribution equal to a percentage of the

7. Employee Benefit Plans (continued)

elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the year ended December 31, 2009 which is included in other selling, general and administrative expenses in the statement of income.

The Company offers post employment benefits related to severance, disability, life insurance, and healthcare to be paid for inactive former employees. There was no liability recognized in the financial statements as of December 31, 2009.

Through April 28, 2004, certain employees of the Company also were eligible to participate in the John Hancock 1999 Long-Term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife, all unvested stock options, as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. For the year ended December 31, 2009, the Company was allocated compensation expense of $233,000, a non cash capital contribution, as the result of stock or option grants under the plan which is included in other selling, general and administrative expenses in the Statement of Income.

Since January 1, 2006, employees of the Company have participated in the Global Stock Ownership Plan (GSOP). Under GSOP, employees can purchase shares of Manulife common stock through Manulife and receive a 25% matching contribution up to certain dollar limits. The Company has made elective matching contributions for each participant for the year ended December 31, 2009 which is included in other selling, general and administrative expenses in the Statement of Income.

8. Contingencies

The Company is involved in certain legal proceedings that arise in the normal course of business. Management believes the outcome of any pending litigation will not have a material adverse effect on the Company.

The Company is inherently subject to Regulatory risk in that a change in laws and regulations could impact certain aspects of the Company's business. A change in laws or regulations effected by the SEC or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

8. Contingencies (continued)

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

9. Subsequent Events

Effective April 1, 2009 the Company adopted FASB Statement No. 165, Subsequent Events, which is now incorporated into ASC 855 – Subsequent Events (ASC 855). ASC 855 addresses reporting of events which occur after the balance sheet date, but before financial statements are issued or are available to be issued, and replaces accounting guidance previously issued by the American Institute of Certified Public Accountants. ASC 855 does not significantly change recognition or disclosure requirements for subsequent events. ASC 855 newly requires 1) disclosure of the date through which an entity has evaluated subsequent events, regardless of whether any are reported, and 2) the basis of the date, meaning whether that date represents the date the financial statements were issued or were available to be issued. An entity currently expecting to widely distribute its financial statements, including a public entity as defined in the standard, is required to evaluate subsequent events through the date of issuance. Other entities must evaluate subsequent events through the date the financial statements are available to be issued. The statement is effective as of April 1, 2009. Adoption of this guidance had no impact on the Company's financial statements other than this disclosure that the Company has evaluated subsequent events occurring up to and including February 25, 2010, the date of issuance of these financial statements.

Supplemental Information

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

DECEMBER 31, 2009

	(In thousands)
COMPUTATION OF NET CAPITAL	
Total ownership equity (from statement of financial condition)	$6,715
Deductions and/or charges:	
Nonallowable assets:	
Receivables over 30 days	
12b-1 fees receivable in excess of 12b-1 fees payable	190
Advisory fees receivable in excess of related fees payable	146
Due from affiliated companies	318
Office equipment, net	24
Prepaid expenses, deferred income taxes, and other	712
Securities not readily marketable	5
Unsecured debits	2
Total nonallowable assets	1,397
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	5,318
Haircuts on securities	190
NET CAPITAL	$5,128
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT	
Minimum net capital required (2% of aggregate debit item pursuant to Rule 15c3-3)	$ –
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above amounts)	$ 250
Excess net capital over requirement	$4,878

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2009.

SCHEDULE II–COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k)(2)(ii) of the Rule at December 31, 2009.

SCHEDULE III–INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k)(2)(ii) of the Rule at December 31, 2009.

SCHEDULE IV – STATEMENT PURSUANT SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

DECEMBER 31, 2009

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2009.

Supplementary Report of
Independent Registered Public Accounting Firm

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Signator Investors, Inc.:

In planning and performing our audit of the financial statements of Signator Investors, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

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200 Clarendon Street
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unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

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February 25, 2010

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Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management
Signator Investors, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Signator Investors, Inc. (Signator), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Signator's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009. Signator's management is responsible for Signator's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in management's general ledger and cash wire system.

   Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   Procedure completed without exception.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

013995 FINRA DEC
SIGNATOR INVESTORS INC 9*9
197 CLARENDON ST # (C-8)
BOSTON MA 02116-5010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Frank Rispoli (617) 572-6715

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,801

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (469)
1/6/09 $150, 7/28/09 $319
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,332

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,332

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,332

H. Overpayment carried forward $( )

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Signator Investors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 96,878,215
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	57,893
Total additions	57,893
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	96,039,643
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	158,473
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 17,596	
Enter the greater of line (i) or (ii)	17,596
Total deductions	96,215,712
2d. SIPC Net Operating Revenues	$ 720,396
2e. General Assessment @ .0025	$ 1,801

(to page 1 but not less than $150 minimum)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Signator Investors, Inc.
Year Ended December 31, 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

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